BEMAX INC.

September 24, 2014

H. Roger Schwall
Assistant Director
US Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Bemax Inc.
Registration Statement on Form S-1
Filed July 31, 2014
Amendment No. 1 Filed September 12, 2014
File No. 333-197756

Mr. Schwall:

The Company withdraws its request that the Registration Statement be made effective on September 30, 2014.

Very Truly Yours

Taiwo Aimasiko, President